UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 1-9936

EDISON 401(K) SAVINGS PLAN

(Full Title of the Plan)

EDISON INTERNATIONAL

(Name of Issuer)

2244 Walnut Grove Avenue (P.O. Box 976), Rosemead, California 91770

(Address of principal executive office)

Edison 401(k) Savings Plan

Financial Statements and Supplemental Schedules

As of December 31, 2022 and 2021 and for the Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm	4

Financial Statements
Statements of Net Assets Available for Plan Benefits as of December 31, 2022 and 2021	6
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2022	7
Notes to Financial Statements	8

Supplemental Schedules
Form 5500, Schedule H, Line 4i-Schedule of Assets (Held at End of Year)	17
Form 5500, Schedule H, Line 4j - Schedule of Reportable Transactions	19
Appendix of Schedule H – Schedule of Assets (Held at End of Year)	20

Signature	41

Consent of Independent Registered Public Accounting Firm	Exhibit 23

Note:  All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Edison 401(k) Savings Plan

Rosemead, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Edison 401(k) Savings Plan (the Plan) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes to the financial statements (collectively, the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022 and the schedule of reportable transactions for the year ended December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Vasquez & Company LLP

We have served as the Plan's auditor since 2021.

Glendale, California

June 23, 2023

Financial Statements

Statements of Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

	December 31,
(in thousands)	2022	2021
Assets
Investments, at fair value	$4,805,171	$5,832,256
Receivables
Notes receivable from participants	76,838	77,160
Dividends receivable	4,411	4,366
Receivable from brokers and other	8,222	12,029
Total receivables	89,471	93,555
Total assets	4,894,642	5,925,811

Liabilities
Payable to brokers and other	45,424	56,039
Total liabilities	45,424	56,039

Net assets available for plan benefits	$4,849,218	$5,869,772

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

For the year ended
(in thousands)	December 31, 2022
Additions
Interest income on notes receivable from participants	$3,501
Contributions
Employer contributions, net of forfeitures	102,207
Participant and rollover contributions	173,304
Total net contributions	275,511
Total additions	279,012

Investment income (loss)
Dividends	27,365
Interest income and other	14,633
Net depreciation in fair value of investments	(941,398)
Total investment loss	(899,400)

Deductions
Management fees	(5,374)
Distributions to participants	(394,792)
Total deductions	(400,166)

Net decrease	(1,020,554)
Net assets available for plan benefits
Beginning of year	5,869,772
End of year	$4,849,218

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Plan Description

The following description of the Edison 401(k) Savings Plan (the "Plan") provides only general information. The Plan sponsor is Southern California Edison Company ("SCE," the "Plan Sponsor"). Participants should refer to the summary plan description and plan document, as amended, for a complete description of the Plan's provisions.

Nature of Plan

Eligibility

The Plan is a defined-contribution plan with a 401(k) feature, in which qualifying full-time and part-time employees of Edison International (the "Company") and subsidiary companies, including SCE, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. An employee, as defined by the plan document, is eligible to participate in the Plan immediately upon employment.

Contributions

Subject to statutory limits, all participants may defer pre-tax and after-tax dollars up to 84% of eligible pay. Participating employers provide matching contributions of up to 6% of a participant's eligible pay. The Company allows employees who have attained age fifty before the close of a plan year to make catch-up contributions subject to Internal Revenue Service ("IRS") limitations. The Plan also accepts rollover contributions from other qualified plans. In addition to the matching contributions mentioned above, employees hired by the Company on or after December 31, 2017 receive nonelective employer contributions of 6% for non-represented employees and 4-6%, based on age and service points, for represented employees.

Vesting

Participants immediately vest in their contributions plus actual earnings thereon. Employer contributions plus actual earnings thereon vest at a rate of 20% per year. After five years of service or reaching age 65, all existing and future employer contributions and related earnings are fully vested.

Forfeitures

Forfeited non-vested accounts are used to offset employer contributions. At December 31, 2022 and 2021, the unused portion of forfeited non-vested accounts totaled approximately $64,000 and $27,000, respectively. During 2022, there were $1,528,000 of new forfeited non-vested accounts. Forfeited non-vested accounts were used to reduce employer contributions by approximately $1,491,000 in 2022.

Plan Trust

Plan assets are held in a trust with State Street Bank and Trust Company (the "Trustee") for the benefit of participants and their beneficiaries. The mutual covenants to which the Plan Sponsor and the Trustee agree are disclosed in the trust agreement between the Plan Sponsor and the Trustee. Participants should refer to the trust agreement for a complete description of the mutual covenants.

Plan Administration

The Plan is administered by the Southern California Edison Company Benefits Committee (the "Plan Administrator"), and Conduent Inc. is the Plan's record keeper. The Plan provides participants with a detailed description of each investment fund choice and lists the respective investment manager.

Administrative and Investment Expenses

The Plan Sponsor pays the cost of administering the Plan, including fees and expenses of the Trustee and record keeper. The fees, taxes and other expenses incurred by the Trustee or investment managers in making investments are paid out of the applicable investment funds. These expenses also include brokerage fees for sales or purchases of Edison International Common Stock on the open market. No additional costs are incurred in connection with sales of Edison International Common Stock within the trust or the transfer of assets between funds. Effective April 1, 2023, a recordkeeping fee of $9.21 per quarter is applied to the accounts of former employees who separated for reasons other than retirement (defined as age 55 or more with 5 or more years of service) and maintain a balance in the Plan one full quarter after termination. The fee amount is subject to change with advance notice.

Participant Accounts

Each participant account is adjusted for certain activities, including a participant's contribution, the employer's contribution, distributions, loan activities, and allocation of investment earnings (losses) and related expenses. Allocation of earnings (losses) and related expenses is based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

Notes Receivable from Participants

Participants may borrow from the vested portion of their account, a minimum of $1,000 to a maximum of $50,000, with certain restrictions. Loan transactions are treated as transfers from (to) the investment fund to (from) participant loans. Loan terms range from one to four years for general-purpose loans or up to 15 years for the purchase of a primary residence. Loans bear interest at the prime rate in effect at the time of loan issuance plus one percent. Interest rates on outstanding loans range from 4.25% to 10.50% as of December 31, 2022, and mature on various dates through December 2037. Principal and interest are paid ratably through payroll deductions and are reinvested in the participant's account. Some separated participants may repay loan obligations directly rather than through payroll deductions. Participant loans amounted to approximately $76,838,000 and $77,160,000 as of December 31, 2022 and 2021, respectively.

Distributions to Participants

Account balances are distributed as soon as practicable after a participant dies, becomes entitled to and requests a distribution, or terminates employment with an account balance of $5,000 or less. Participants may otherwise delay distribution, subject to the minimum distribution requirements under Internal Revenue Code ("IRC") Section 401(a)-(9). Participants may receive lump sum distributions. An installment form of distribution payment is also available to certain participants. In-service withdrawals may be taken from after-tax contributions, upon attainment of age 59½, or for certain financial hardships. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age 59½. Participants who terminate employment with a vested account balance less than or equal to $1,000 will automatically be paid in a single lump sum. If the vested account balance is greater than $1,000 but less than or equal to $5,000 upon termination of employment, participants will have their vested account balance automatically rolled over to individual retirement accounts ("IRA") selected by the Chair or Secretary of the Plan Administrator, unless the participants make a timely distribution election.

The Setting Every Community Up for Retirement Enhancement Act ( the "SECURE Act 2.0") was passed into law in December 2022. In April 2023, the Required Minimum Distributions ("RMD") age was amended from age 72 to age 73 under the provisions of the SECURE Act 2.0.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared and presented on the accrual basis of accounting and in conformity with U.S. generally accepted accounting principles ("GAAP") applicable to employee benefit plans and ERISA.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Risks and Uncertainties

The Plan's investment in Edison International Common Stock amounted to approximately $315,690,000 and $381,258,000 as of December 31, 2022 and 2021, respectively. Such investments represented approximately 7% and 6% of the Plan's net assets as of December 31, 2022 and 2021, respectively. For risks and uncertainties regarding investment in Edison International Common Stock, participants should refer to the Edison International annual report on Form 10-K for the year ended December 31, 2022, and the quarterly report on Form 10-Q for the period ended March 31, 2023.

The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan participates in various investment options that include securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include the devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. See Note 3 for details.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Notes receivable from participants that are in default, as provided in the plan document, are treated for tax purposes as deemed distributions for active participants or loan offsets for terminated participants and also reported as such in the Form 5500. For the year ended December 31, 2022, there were deemed distributions, excluding repayments, of approximately $28,000 and loan offsets of approximately $1,218,000 related to notes receivable from participants. The loan offsets are included in Distributions to participants in the Statement of Changes in Net Assets Available for Plan Benefits.

Distributions to Participants

Distributions to participants, other than notes receivable from participants, are recorded when paid.

Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were available to be issued.

During this period, there were no material subsequent events that affected the Plan's financial statements.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (referred to as an "exit price"). The fair value of an asset or liability considers assumptions that market participants would use in pricing the asset or liability, including assumptions about nonperformance risk. The Plan categorizes financial assets and liabilities into a three-level fair value hierarchy based on valuation inputs used to derive fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are:

●	Level 1: The fair value of Level 1 assets and liabilities is determined using unadjusted quoted prices in active markets that are available at the measurement date for identical assets and liabilities;
●	Level 2: Pricing inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instrument; and
●	Level 3: The fair value of Level 3 assets and liabilities is determined using the income approach through various models and techniques that require significant unobservable inputs. The Plan does not have any Level 3 assets and liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. All of the investments had observable pricing inputs. There were no changes in the valuation methods during 2022 and 2021. Plan assets carried at fair value are described below.

Edison International Common Stock and investments in equity mutual funds are valued at the unadjusted quoted prices in active or highly liquid and transparent markets and are classified as Level 1.

Investments in separately managed accounts ("separate accounts") are managed by external investment managers and include the following: Cash and short-term interest-bearing investments with initial maturities of three months or less are recorded at cost, plus accrued interest, which approximates fair value. The value of equity investments, real estate investment trusts, and US Treasury investments in separate accounts is based on quoted market prices in active or highly liquid and transparent markets and is therefore classified as Level 1. The fair value of fixed-income investments, including asset-backed securities, in separate accounts is based on evaluated prices that reflect significant observable market information but are classified as Level 2 because they trade in markets that are not considered active. Separate accounts also include minor investments in derivative contracts, including options and futures traded in active markets and swap contracts valued at fair value, as determined by the investment managers taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

The self-directed brokerage accounts contain investments stated at quoted market prices for equities and mutual funds, and therefore, are classified as Level 1. Fixed-income investments in this category are classified as Level 2.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following presents information about the Plan's investments that are measured at fair value on a recurring basis as of December 31, 2022 and 2021, by level within the fair value hierarchy:

	Investments at Fair Value as of December 31, 2022
(in thousands)	Level 1	Level 2	NAV [1]	Total
Edison International Common Stock Fund	$314,673	$—	$1,017	$315,690
Money market fund	—	—	429,114	429,114
Self-directed brokerage accounts	662,829	5,966	—	668,795
Mutual fund	264,351	—	—	264,351
Collective investment funds	—	—	2,584,759	2,584,759
Separate managed funds:
Cash and other short-term investments	170	27	11,658	11,855
Mutual funds	—	—	21,864	21,864
Fixed income securities [2]	48,075	181,149	—	229,224
Common and preferred stocks	270,694	3,229	—	273,923
Other	—	5,596	—	5,596
Total separate managed funds	318,939	190,001	33,522	542,462
Total investments at fair value	$1,560,792	$195,967	$3,048,412	$4,805,171

	Investments at Fair Value as of December 31, 2021
(in thousands)	Level 1	Level 2	NAV [1]	Total
Edison International Common Stock Fund	$380,020	$—	$1,238	$381,258
Money market fund	—	—	427,828	427,828
Self-directed brokerage accounts	923,670	5,371	—	929,041
Mutual fund	270,208	—	—	270,208
Collective investment funds	—	—	2,929,821	2,929,821
Separate managed funds:
Cash and other short-term investments	242	784	28,339	29,365
Mutual funds	—	—	44,452	44,452
Fixed-income securities [2]	63,626	187,850	—	251,476
Common and preferred stocks	559,607	2,144	—	561,751
Other	—	7,056	—	7,056
Total separate managed funds	623,475	197,834	72,791	894,100
Total investments at fair value	$2,197,373	$203,205	$3,431,678	$5,832,256

1	These investments are measured at fair value using the net asset value ("NAV") per share practical expedient and have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statements of Net Assets Available for Plan Benefits.
2	These investments primarily consist of corporate bonds, U.S. government and agency securities including U.S. treasury notes and bonds. These investments also include mortgage backed securities of $15,251 and $14,669 as of December 31, 2022 and 2021, respectively.

There were no investments classified as Level 3 held by the Plan during 2022 and 2021.

Fund Investments Valued at Net Asset Value per Share as a Practical Expedient

NAV is used as a practical expedient to estimate fair value, and is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used if it is determined to be probable that the investment will be sold for an amount different from the reported NAV. The following table summarizes investments measured at fair value based on NAV per share:

	December 31, 2022
			Redemption
		Unfunded	Frequency	Redemption Notice
(in thousands)	Fair Value	Commitments	(if currently eligible)	Period
Money market fund [1]	$441,789	Not applicable	Daily	None
Mutual fund [2]	21,864	Not applicable	Daily	None
Collective investment funds [3]	2,584,759	Not applicable	Daily	None
Total	$3,048,412

	December 31, 2021
			Redemption
		Unfunded	Frequency	Redemption Notice
(in thousands)	Fair Value	Commitments	(if currently eligible)	Period
Money market fund [1]	$457,405	Not applicable	Daily	None
Mutual fund [2]	44,452	Not applicable	Daily	None
Collective investment funds [3]	2,929,821	Not applicable	Daily	None
Total	$3,431,678

1	As of December 31, 2022 and 2021, the combined money market fund investments of $441,789 and $457,405, respectively, are primarily invested in the State Street Money Market Fund; $11,658 and $27,806, respectively, are invested in separate managed funds "Cash and short-term investments;" $1,017 and $1,238, respectively, are invested in the "Edison International Common Stock Fund."

The State Street money market fund seeks to provide safety of principal, daily liquidity and a competitive yield over the long term. The fund invests in a diversified portfolio of securities including securities guaranteed by the U.S. Government or its agencies; debt securities of domestic or foreign corporations, mortgage-backed and other asset-backed securities, municipal bonds, structured notes, loan participations, revolving credit facilities, repurchase agreements and bank certificates of deposit.

2	As of December 31, 2022 and 2021, the investments are all invested in a bond mutual fund within the separately managed accounts. The investment objective is to seek maximum current income, consistent with the preservation of capital and daily liquidity.
3	As of December 31, 2022 and 2021, collective investment funds primarily consist of fixed-income index funds that seek to track the Barclays Capital Aggregate Bond Index, equity index funds that seek to track the performance of the Standard and Poor's 500 index, the Russell 2500 index, and the MSCI AC World Index (excluding the U.S.).

4. Investment Elections

The Trustee invests contributions in accordance with participant instructions.

Participants may elect changes to their investment mix effective each business day, with certain restrictions. The Plan imposes a seven-day trading restriction that applies to all funds except the Edison International Common Stock Fund. Reallocation elections may also be subject to redemption fees or other measures imposed by investment fund managers. Participants may effect changes to their deferral percentages and deferral investment elections coincident with their pay frequency.

The transfer of a participant's investment from one fund to any other fund is based on the net asset value of the units allocated to the participant's account as of the close of market on the date of transfer.

5. Investment Options

As of December 31, 2022 and 2021, all participants were able to choose from various investment fund offerings. These investment funds consisted of the following:

●	Tier 1 – Ten Target Date Funds: Premixed allocation of stocks, bonds and cash. Each Target Date Fund is built from a combination of the Tier 2 core funds and designed to be more conservative over time as each fund approaches its target date.
●	Tier 2 –Seven Institutional Funds representing a range of asset classes: large and small U.S. stocks, cash equivalents, non-U.S. stocks, real assets and fixed-income instruments, with varying degrees of risk and return. Effective June 29, 2021, further investment in the Edison International Common Stock Fund was closed to new investment, including deferrals and contributions (reinvestment of dividends on Edison International Common Stock is not treated as new investment for this purpose). Amounts currently invested in the Edison International Common Stock Fund may remain invested there. As of February 1, 2023, three passive funds were added to Tier 2, increasing the number of funds available in Tier 2 to ten.
●	Tier 3 – Self-Directed Brokerage Accounts: Allow participants to select investments from among thousands of publicly traded securities, including individual equities, mutual funds, fixed-income products, exchange-traded funds, real estate investment trusts, and taxable unit investment trusts.

The Plan Sponsor's Trust Investment Committee may direct the Trustee to establish new investment funds or discontinue existing ones as well as change the investment medium for each investment fund. Participants should refer to the summary plan description for a more complete discussion of the various investment options.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(in thousands)	2022	2021
Net assets available for plan benefits per the financial statements	$4,849,218	$5,869,772
Less: Amounts allocated to withdrawing participants	(293)	(2,018)
Less: Deemed distributions of participant loans	(804)	(1,106)
Net assets available for plan benefits per the Form 5500	$4,848,121	$5,866,648

The following is a reconciliation of total deductions per the financial statements to the Form 5500:

For the year ended
(in thousands)	December 31, 2022
Total distribution to participants per the financial statements	$394,792
Add: Amounts allocated to withdrawing participants at December 31, 2022	293
Add: Deemed distributions of participant loans at December 31, 2022	804
Less: Amounts allocated to withdrawing participants at December 31, 2021	(2,018)
Less: Deemed distributions of participant loans at December 31, 2021	(1,106)
Benefits paid to participants per the Form 5500	$392,765

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date. Deemed distributions are defaulted and unpaid participant loans of active participants that are disallowed on the Form 5500.

7. Related-Party Transactions

Certain plan investments, including investments held in the trust, are shares of funds managed by the Trustee. The Plan also invests in the Edison International Common Stock Fund and receives services from the Plan Sponsor. In addition, the Plan issues loans to participants, see Notes Receivable from Participants in Note 1 for more details. These transactions qualify as exempt party-in-interest transactions under ERISA.

The money market fund is managed by State Street Bank and Trust Company, which also serves as the Plan's Trustee. Fees earned by the Trustee in its capacity as the fund manager for the Plan were approximately $216,000 for 2022 and were shown as a reduction in Interest income on the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan's investment options include the Company's Common Stock as a fund option. See Note 2 for a discussion of the amount of the Plan's investment in the Company's Common Stock. In addition, State Street Global Advisors, an affiliate of State Street Bank and Trust Company, is the investment manager of the Edison International Common Stock Fund. Fees earned by State Street Global Advisors in its capacity as the investment manager of the Edison International Common Stock Fund were approximately $74,000 for 2022 and were included in Management fees on the Statement of Changes in Net Assets Available for Plan Benefits.

See Note 10 regarding Edison International Common Stock Fund dividend payments.

8. Plan Termination

Although it has not expressed intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts. The trust will continue after termination until all trust assets have been distributed to participants and their beneficiaries.

9. Tax Status

The IRS has determined and informed the Plan Sponsor by a letter dated June 15, 2017, that the Plan and related trust are designed in accordance with the applicable qualification sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan, as amended, is designed in compliance with the applicable qualification requirements of the IRC, and that the Plan continues to be tax exempt. In addition, the Plan Administrator is not aware of any unaddressed operational issues for which corrective action is not being taken that will prevent the continuation of the Plan's qualified tax status.

10. Employee Stock Ownership Plan

The Edison International Common Stock Fund constitutes an employee stock ownership plan that allows for the current distribution of dividends to the accounts of all participants through the Plan. Such distributions amounted to approximately $1,999,000 for the year ended December 31, 2022. On December 8, 2022, the Board of Directors of Edison International declared a quarterly common stock dividend of $0.7375 per share which was paid on January 31, 2023 to the shareholders of record as of December 30, 2022. As the record date was at year end, dividend income of $0.7375 per share amounting to approximately $3,648,000 was accrued and included in Dividends receivable in the accompanying financial statements at December 31, 2022. As of December 31, 2021, approximately $3,898,000 was accrued in dividend receivable and paid on January 31, 2022.

Supplemental Schedules

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2022	Edison 401(k) Savings Plan

		EIN: 95‑1240335
		Plan Number: 002

(a) (b)	(c)	(d)	(e)
Identity of Issue, Borrower,	Description of Investment Including Maturity Date,		Current Value
Lessor, or Similar Party	Rate of Interest, Par or Maturity Value	Cost**	(in thousands)
Edison International common stock fund
* Edison International	Common stock - no par value		$315,690
Money market fund
* State Street Bank & Trust Co.	Money market fund - collective instrument in the State Street Bank short-term income fund		429,114
Investment funds
BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index fund		1,089,245
PIMCO***	Separate managed account in the core bond fund		145,338
BlackRock Global Investors	Collective investment in the core bond fund		110,306
Dodge & Cox***	Separate managed account in the core bond fund		120,771
Harding Loevner	Collective investment in the core international stock fund		233,116
Dodge & Cox	Mutual fund in the core international stock fund		264,351
BlackRock Global Investors	Collective investment in the core international stock fund		233,628
BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index -large company stock fund		225,303
Jackson Square Partners***	Separate managed account in the core U.S. small-medium company stock fund		45,323
BlackRock Global Investors	Collective investment in the core U.S. small-medium company stock fund		130,516
Next Century***	Separate managed account in the core U.S. small-medium company stock fund		105
AJO Partners***	Separate managed account in the core U.S. small-medium company stock fund		88
T. Rowe Price***	Separate managed account in the core U.S. large company stock fund		230,732
Blackrock Global Investors	Collective Investment in core real assets fund		52,463
Blackrock Global Investors	Collective Investment in global real estate investment trust fund		33,837
Blackrock Global Investors	Collective Investment in short term treasury inflation protected securities fund		59,484
Blackrock Global Investors	Collective Investment in the commodities fund		24,440
Cardinal Capital	Collective investment in the core U.S. small-medium company stock fund		63,204
Hood River Capital	Collective investment in the core U.S. small-medium company stock fund		67,970
Westwood***	Westwood US Small- Med Comp Stock		105
BlackRock Global Investors	RUSSELL 1000 growth fund		199,013
BlackRock Global Investors	RUSSELL 2000 value fund		62,234
	Total Investment funds		3,391,572
Self-directed brokerage accounts
Charles Schwab	Self-directed brokerage accounts		668,795
	Total investments		4,805,171

Notes receivable from participants
*	Notes receivable from participants	Loans with maturities varying from one to four years -or up to 15 years for the purchase of a primary residence and interest rates of 4.25% to 10.50%	76,838
		Total	$4,882,009

*	Party-in-interest
**	Investments are participant-directed; therefore, disclosure of cost is not required.
***	See investment details of the separate managed investments in the appendix of the Schedule of Assets.

Form 5500 Schedule H, Line 4j - Schedule of Reportable Transactions December 31, 2022	Edison 401(k) Savings Plan

						EIN: 95-1240335
						Plan Number: 002
(a)	(b)	(c)	(d)		(g)	(h)	(i)

(in thousands)
						Current
		Purchase	Selling	Number of	Cost of	value of	Net gain
Identity of Party Involved	Description of Asset	price	price	transactions	asset	asset	or (loss)
State Street Bank+Trust Co	Short term investment fund	$791,052	$	852	$	$791,052	$—
State Street Bank+Trust Co	Short term investment fund		807,022	1,006	807,022	807,022	—

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2022	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	3175352C5 OTC ECAL FN 5.5 JAN23 101.859375 CALL	$1
		317543V29 OTC ECAL FN 5.5 JAN23 102.25 CALL	1
		317553QJ7 ECAL FN 5.5 FEB23 101,75 CALL	1
		317U141X0 IRO EUR 30Y MAR23 0 PUT	141
		317U142X9 IRO EUR 10Y P0.175 MAR23 0.175 PUT	(270)
		317U178X6 IRO EUR 30Y MAR23 0 PUT	135
		317U179X5 IRO EUR 10Y P0.1750 MAR23 NEG0.1750 PUT	(255)
		317U1PBA2 PIMCO SWAPTION 2.547 CALL EUR 202303	4
		317U1PCA1 PIMCO SWAPTION 2.547 PUT EUR 2023030	(8)
		317U1Q8A4 PIMCO SWAPTION 2.067 CALL EUR 202306	3
		317U1Q9A3 PIMCO SWAPTION 3.14 PUT EUR 20230609	(6)
		317U1QBA0 PIMCO SWAPTION 4.715 PUT USD 2023091	(1)
		317U1QCA9 PIMCO SWAPTION 4.2325 PUT USD 202309	(1)
		317U1QDA8 PIMCO SWAPTION 3.75 PUT USD 20230911	2
		317U1QEA7 PIMCO SWAPTION 3.75 PUT USD 20230911	3
		317U1QFA6 PIMCO SWAPTION 4.715 PUT USD 2023091	(1)
		317U1QGA5 PIMCO SWAPTION 4.2325 PUT USD 202309	(2)
		317U1QOA6 PIMCO SWAPTION 3.0 CALL USD 20230112	1
		317U1RFA4 PIMCO SWAPTION 2.61 CALL USD 2023011	1
		317U1RGA3 PIMCO SWAPTION 3.11 PUT USD 20230117	(2)
		317U1ROA4 PIMCO SWAPTION 3.05 PUT USD 20230117	(3)
		317U1RPA3 PIMCO SWAPTION 2.6 CALL USD 20230117	1
		317U1S3A5 PIMCO SWAPTION 3.4 PUT USD 20230117	(1)
		317U1S9A9 PIMCO SWAPTION 3.18 PUT USD 20230119	(1)
		317U1SAA7 PIMCO SWAPTION 2.74 CALL USD 2023011	1
		317U1T0A6 PIMCO SWAPTION 3.52 PUT USD 20230123	(1)
		317U259Z3 PIMCO SWAPTION 0.01985 PUT USD 20230	(225)
		317U260Z0 PIMCO SWAPTION 0.02134 PUT USD 20230	132
		317U269Z1 PIMCO SWAPTION 0.0196 PUT USD 202309	(269)
		317U270Z8 PIMCO SWAPTION 0.02102 PUT USD 20230	134
		317U706Y5 PIMCO SWAPTION 0.020 PUT USD 2023062	(491)
		317U707Y4 PIMCO SWAPTION 0.022125 PUT USD 2023	238
		317U758Y2 PIMCO SWAPTION 0.02086 PUT USD 20230	(1,104)
		317U759Y1 PIMCO SWAPTION 0.02254 PUT USD 20230	550
		3839KF904	200
		90DAY EUR FUTR JUN23 XCME 20230619	8
		ACE SECURITIES CORP. ACE 2004 HE4 M1	145
		ADVENT HEALTH SYSTEM UNSECURED 09/24 2.433	95
		AEP TEXAS INC SR UNSECURED 07/30 2.1	325
		AERCAP IRELAND CAP/GLOBA COMPANY GUAR 07/23 4.125	397
		AGREE LP COMPANY GUAR 06/28 2	246
		AIR LEASE CORP SR UNSECURED 09/23 3	295
		ALBA PLC ALBA 2006 2 A3B REGS	129
		ALLEGION US HOLDING CO COMPANY GUAR 10/24 3.2	96

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2022	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	ALTRIA GROUP INC COMPANY GUAR 02/26 4.4	$458
		AMER AIRLN 14 1 A PTT PASS THRU CE 04/28 3.7	50
		AMERICAN ASSETS TRUST LP COMPANY GUAR 02/31 3.375	80
		AMERICAN EXPRESS CO SR UNSECURED 05/24 3.375	686
		ARGENTINE PESO	59
		ARROW ELECTRONICS INC SR UNSECURED 03/23 4.5	100
		AT+T INC SR UNSECURED 03/26 1.7	181
		AT+T INC SR UNSECURED 06/51 3.65	284
		ATMOS ENERGY CORP SR UNSECURED 03/23 0.625	298
		AUSTRALIAN GOVERNMENT BONDS REGS 11/31 1	158
		AUTONATION INC SR UNSECURED 06/30 4.75	179
		BANC OF AMERICA SEURITIES LLC TBA CASH COLLATERAL USD	(10)
		BANCA MONTE DEI PASCHI S SR UNSECURED REGS 09/24 3.625	101
		BANCO BILBAO VIZCAYA ARG SR UNSECURED 09/25 1.125	179
		BAPTIST HEALTHCARE UNSECURED 08/50 3.54	72
		BARCLAYS PLC SR UNSECURED 05/24 VAR	1,194
		BARCLAYS PLC SR UNSECURED 11/32 VAR	306
		BAT CAPITAL CORP COMPANY GUAR 09/26 3.215	554
		BEAR STEARNS ADJUSTABLE RATE M BSARM 2004 10 11A1	51
		BOA FUTURES COC BOA FUTURES CCBOSXUS1	221
		BOEING CO SR UNSECURED 02/28 3.25	639
		BOEING CO SR UNSECURED 05/30 5.15	196
		BON SECOURS MERCY SECURED 06/50 3.205	67
		BOSTON PROPERTIES LP SR UNSECURED 04/32 2.55	76
		BROADCOM INC COMPANY GUAR 04/30 5	190
		BWU00V8J0 IRS USD P F 2.25000 SWU00V8J0 CCPVANILLA	134
		BWU00V8J0 IRS USD R V 03MLIBOR SWUV0V8J2 CCPVANILLA	1
		BWU00XPH1 IRS USD P F 2.00000 SWU00XPH1 CCPVANILLA	102
		BWU00XPH1 IRS USD R V 03MLIBOR SWUV0XPH3 CCPVANILLA	7
		BWU015HX5 IRS USD P F 1.15000 SWU015HX5 CCPVANILLA	945
		BWU015HX5 IRS USD R V 03MLIBOR SWUV15HX7 CCPVANILLA	(17)
		BWU0177O2 IRS USD P F 1.25000 SWU0177O2 CCPVANILLA	692
		BWU0177O2 IRS USD R V 03MLIBOR SWUV177O4 CCPVANILLA	(34)
		BWU01ARM7 IRS USD P F 1.94250 SWU01ARM7 CCPVANILLA	56
		BWU01AVX8 IRS USD P F 1.93500 SWU01AVX8 CCPVANILLA	28
		BWU01AWK5 IRS USD P F 1.96800 SWU01AWK5 CCPVANILLA	28
		BWU01AWL3 IRS USD P F 1.94500 SWU01AWL3 CCPVANILLA	28
		BWU01BF48 IRS USD P F 1.47000 SWU01BF48 CCPVANILLA	34
		BWU01BIT0 IRS USD P F 1.47600 SWU01BIT0 CCPVANILLA	17
		BWU01BQL8 IRS USD P F 1.64500 SWU01BQL8 CCPVANILLA	34
		BWU01BQX2 IRS JPY P F .05000 SWU01BQX2 CCPOIS	174
		BWU01BQX2 IRS JPY R V 12MTONA SWUV1BQX4 CCPOIS	(113)
		BWU01BWM9 IRS USD P F 1.78500 SWU01BWM9 CCPVANILLA	62
		BWU01DJI9 IRS USD P F 1.81000 SWU01DJI9 CCPVANILLA	92

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2022	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	BWU01EB12 IRS USD P F 1.63750 SWU01EB12 CCPVANILLA	$34
		BWU01H5V6 IRS USD P F 1.75000 BWU01H5V6 CCPOIS	891
		BWU01H5V6 IRS USD R V 12MSOFR BWU01H5V6 CCPOIS	(690)
		BWU01HHW1 IRS BRL P F 12.94000 SWU01HHW1 CCPNDFPREDISWAP	427
		BWU01HHW1 IRS BRL R V 00MBRCDI SWUV1HHW3 CCPNDFPREDISWAP	(427)
		BWU01KSB8 IRS GBP P F 2.25000 SWU01KSB8 CCPOIS	65
		BWU01KSB8 IRS GBP R V 12MSONIA SWUV1KSB0 CCPOIS	(8)
		BWU01KSD4 IRS GBP P F 2.00000 SWU01KSD4 CCPOIS	194
		BWU01KSD4 IRS GBP R V 12MSONIA SWUV1KSD6 CCPOIS	(182)
		BWU01NHV0 IRS USD P F 4.27000 SWU01NHV0 CCPOIS	2
		BWU01NIQ0 IRS USD P F 3.05000 SWU01NIQ0 CCPOIS	9
		BWU0SU928 IRS USD P F 1.25000 SWU0SU928 CCPVANILLA	63
		BWU0SU928 IRS USD R V 03MLIBOR SWUVSU920 CCPVANILLA	8
		BWU0XC005 IRS USD P F 1.25000 SWU0XC005 CCPVANILLA	569
		BWU0XC005 IRS USD R V 03MLIBOR SWUVXC007 CCPVANILLA	(272)
		CALIFORNIA ST HLTH FACS FING A CASMED 06/37 FIXED 4.19	179
		CANADIAN PACIFIC RAILWAY COMPANY GUAR 12/31 2.45	249
		CAPITAL ONE FINANCIAL CO SR UNSECURED 05/25 VAR	391
		CCBCYHUS5 CCPC BARC COC CCPC CASH COLLATERAL USD	9
		CCBOSHUS6 BANK OF AMERICA CCPC CCBOSHUS6 BANK OF AMERICA CCPC	406
		CCBOSZUS6 BOA CCPC COC CCBOSZUS6 BOA CCPC COC	1,388
		CCCSNTUS5 FWBC USD FORWARDS CS CASH COLLATERAL	(250)
		CCFARIUS1 SWCC WELLS FARGO USD SWAPS CASH COLLATERAL USD	120
		CDW LLC/CDW FINANCE COMPANY GUAR 12/26 2.67	89
		CENTENE CORP SR UNSECURED 07/28 2.45	169
		CENTENE CORP SR UNSECURED 08/31 2.625	235
		CHARTER COMM OPT LLC/CAP SR SECURED 04/51 3.7	428
		CIGNA GROUP/THE SR UNSECURED 03/31 2.375	328
		CITIGROUP COMMERCIAL MORTGAGE CGCMT 2016 C1 A4	93
		CITIGROUP MORTGAGE LOAN TRUST CMLTI 2005 8 3A1	49
		CITIZENS BANK NA/RI SR UNSECURED 02/26 3.75	384
		COMM MORTGAGE TRUST COMM 2017 COR2 A3	184
		COMMONSPIRIT HEALTH SR SECURED 10/49 4.187	79
		CONSTELLATION EN GEN LLC SR UNSECURED 06/25 3.25	287
		COUNTRYWIDE ALTERNATIVE LOAN T CWALT 2004 28CB 5A1	56
		COUNTRYWIDE HOME LOANS CWHL 2004 HYB2 6A	25
		CREDIT SUISSE GROUP AG SR UNSECURED 04/26 4.55	265
		CREDIT SUISSE NEW YORK SR UNSECURED 07/27 5	274
		CREDIT SUISSE NEW YORK SR UNSECURED 08/23 0.52	571
		CSAIL COMMERCIAL MORTGAGE TRUS CSAIL 2015 C3 ASB	229
		CVS HEALTH CORP SR UNSECURED 08/27 1.3	509
		DCP MIDSTREAM OPERATING COMPANY GUAR 02/32 3.25	248

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2022	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

DEUTSCHE BANK NY SR UNSECURED 11/25 VAR	191
DTE ENERGY CO SR UNSECURED 06/25 1.05	272

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2022	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	EBAY INC SR UNSECURED 11/25 5.9	$204
		ELEVANCE HEALTH INC SR UNSECURED 10/25 5.35	304
		ENERGY TRANSFER LP SR UNSECURED 02/23 3.6	200
		ENTERGY ARKANSAS LLC 1ST MORTGAGE 06/51 2.65	122
		EQUINIX INC SR UNSECURED 05/31 2.5	161
		EURO CURRENCY	77
		EVERSOURCE ENERGY SR UNSECURED 08/25 0.8	359
		EXTRA SPACE STORAGE LP COMPANY GUAR 06/31 2.55	314
		FANNIE MAE FNR 2004 10 ZB	32
		FANNIE MAE FNR 2011 86 NF	43
		FANNIE MAE FNR 2012 55 PC	463
		FANNIE MAE FNR 2013 36 JI	15
		FANNIE MAE FNR 2015 38 DF	38
		FANNIE MAE FNR 2015 87 BF	59
		FANNIE MAE FNR 2019 28 FJ	161
		FANNIE MAE FNR 2022 42 FA	186
		FED HM LN PC POOL SD8227 FR 07/52 FIXED 4	912
		FED HM LN PC POOL ZA6393 FR 03/49 FIXED 4	14
		FHLMC MULTIFAMILY STRUCTURED P FHMS KF68 A	137
		FIDELITY NATL INFO SERV SR UNSECURED 03/28 1.65	250
		FIFTH THIRD BANCORP SR UNSECURED 10/28 VAR	206
		FIFTH THIRD BANK SR UNSECURED 10/25 VAR	253
		FLORIDA ST BRD OF ADMIN FIN CO FLSGEN 07/27 FIXED 1.705	174
		FMC CORP SR UNSECURED 10/26 3.2	186
		FNMA POOL 725236 FN 03/34 FIXED VAR	3
		FNMA POOL 888638 FN 09/37 FIXED VAR	68
		FNMA POOL 894948 FN 08/36 FIXED 6	3
		FNMA POOL 995279 FN 12/38 FIXED VAR	4
		FNMA POOL AE0515 FN 04/40 FIXED VAR	4
		FNMA POOL AH8434 FN 04/41 FIXED 5	6
		FNMA POOL AL5853 FN 05/44 FIXED VAR	128
		FNMA POOL AL8946 FN 08/46 FIXED VAR	626
		FNMA POOL AW3558 FN 05/29 FIXED 3	65
		FNMA POOL BK2012 FN 04/48 FIXED 4	827
		FNMA POOL BM2003 FN 10/47 FIXED VAR	14
		FNMA POOL CA3674 FN 06/49 FIXED 4	28
		FNMA POOL FM1107 FN 06/49 FIXED VAR	20
		FNMA POOL MA3036 FN 06/32 FIXED 3.5	438
		FNMA POOL MA3125 FN 09/32 FIXED 3	501
		FNMA POOL MA4700 FN 08/52 FIXED 4	551
		FNMA TBA 30 YR 2 SINGLE FAMILY MORTGAGE	(652)
		FNMA TBA 30 YR 2.5 SINGLE FAMILY MORTGAGE	6,046
		FNMA TBA 30 YR 3 SINGLE FAMILY MORTGAGE	7,739
		FNMA TBA 30 YR 3.5 SINGLE FAMILY MORTGAGE	11,831

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2022	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	FNMA TBA 30 YR 4 SINGLE FAMILY MORTGAGE	$3,380
		FREDDIE MAC SLST SLST 2019 3 A1C	297
		FREDDIE MAC FHR 2882 ZC	6
		FREDDIE MAC FHR 4313 FM	434
		FREDDIE MAC FHR 4790 F	127
		FREDDIE MAC FHR 4935 KP	528
		FREDDIE MAC FHR 4948 E	38
		FREDDIE MAC FHR 5092 XA	55
		FREDDIE MAC FHR 5115 CD	116
		FREDDIE MAC FHR 5115 EM	425
		FREDDIE MAC NOTES 08/25 0.68	362
		FREDDIE MAC NOTES 10/26 0.8	960
		FREDDIE MAC WHOLE LOAN SECURIT FWLS 2017 SC01 2A	168
		FS KKR CAPITAL CORP SR UNSECURED 10/24 1.65	271
		GENERAL MOTORS FINL CO COMPANY GUAR 01/23 VAR	100
		GLOBAL PAYMENTS INC SR UNSECURED 02/25 2.65	188
		GLOBAL PAYMENTS INC SR UNSECURED 08/29 3.2	426
		GNMA II POOL MA5264 G2 06/48 FIXED 4	24
		GNMA II TBA 30 YR 2.5 JUMBOS	521
		GOLDMAN SACH AND CO TBA CASH COLLATERAL	(620)
		GOLDMAN SACHS GROUP INC SR UNSECURED 03/27 VAR	614
		GOLDMAN SACHS GROUP INC SR UNSECURED 04/32 VAR	80
		GOLDMAN SACHS GROUP INC SR UNSECURED 07/32 VAR	156
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H16 FM	177
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H20 FB	94
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H20 FC	302
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H22 FC	238
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H29 FA	1
		GOVERNMENT NATIONAL MORTGAGE A GNR 2016 H11 F	147
		GOVERNMENT NATIONAL MORTGAGE A GNR 2017 H09 FB	201
		GOVERNMENT NATIONAL MORTGAGE A GNR 2019 31 GF	162
		GOVERNMENT NATIONAL MORTGAGE A GNR 2019 33 F	105
		GOVERNMENT NATIONAL MORTGAGE A GNR 2020 5 JF	117
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H22 EF	289
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H25 FA	303
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H26 DF	100
		HEALTHCARE RLTY HLDGS LP COMPANY GUAR 03/31 2.05	73
		HEALTHPEAK OP LLC COMPANY GUAR 07/26 3.25	189
		HOST HOTELS + RESORTS LP SR UNSECURED 06/25 4	192
		HSBC HOLDINGS PLC JR SUBORDINA 12/99 VAR	233
		HSBC HOLDINGS PLC SR UNSECURED 03/25 VAR	297
		HSBC HOLDINGS PLC SR UNSECURED 05/27 VAR	259
		HSBC HOLDINGS PLC SR UNSECURED 09/28 VAR	419
		HSBC HOLDINGS PLC SR UNSECURED 11/25 VAR	188

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2022	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	ILLUMINA INC SR UNSECURED 12/25 5.8	$202
		INDYMAC INDA MORTGAGE LOAN TRU INDA 2005 AR1 3A1	66
		ING GROEP NV JR SUBORDINA 12/99 VAR	206
		ING GROEP NV SR UNSECURED 04/27 VAR	265
		INTEGRIS BAPTIST MEDICAL SR SECURED 08/50 3.875	73
		INTERCONTINENTALEXCHANGE SR UNSECURED 09/40 2.65	417
		JAPANESE YEN	(91)
		JP MORGAN CHASE COMMERCIAL MOR JPMCC 2016 JP4 A4	93
		JP MORGAN MORTGAGE TRUST JPMMT 2005 A5 2A2	137
		JP MORGAN SEC INC TBA CASH COLLATERAL	280
		JPMDB COMMERCIAL MORTGAGE SECU JPMDB 2016 C2 A4	93
		JPMORGAN CHASE + CO SR UNSECURED 04/32 VAR	563
		JPMORGAN CHASE + CO SR UNSECURED 06/29 VAR	84
		JPMORGAN CHASE + CO SR UNSECURED 07/25 3.9	293
		JPMORGAN CHASE + CO SR UNSECURED 12/25 VAR	484
		LLOYDS BANKING GROUP PLC SR UNSECURED 08/33 VAR	368
		LLOYDS BANKING GROUP PLC SR UNSECURED REGS 01/26 VAR	222
		LOS ANGELES CA CMNTY CLG DIST LOSHGR 08/32 FIXED 2.106	320
		MARYLAND ST HLTH HGR EDUCTNL MDSMED 07/40 FIXED 3.052	285
		MERRILL LYNCH MORTGAGE INVESTO MLMI 2003 A2 2A2	9
		MICRON TECHNOLOGY INC SR UNSECURED 02/30 4.663	182
		MITSUBISHI UFJ FIN GRP SR UNSECURED 07/32 VAR	618
		MIZUHO FINANCIAL GROUP SR UNSECURED 05/27 VAR	260
		MIZUHO FINANCIAL GROUP SR UNSECURED 07/31 VAR	157
		MLCC MORTGAGE INVESTORS INC MLCC 2004 G A1	12
		MORGAN STANLEY BAML TRUST MSBAM 2015 C24 A4	190
		MORGAN STANLEY CAP SVCS COC SWAP CASH COLLATERAL USD	580
		MORGAN STANLEY CAPITAL I TRUST MSC 2017 HR2 A4	92
		MORGAN STANLEY CAPITAL INC MSAC 2004 WMC2 M1	86
		MORGAN STANLEY CAPITAL INC MSAC 2006 NC2 A2D	100
		MORGAN STANLEY SR UNSECURED 01/52 VAR	248
		MORGAN STANLEY SR UNSECURED 05/27 VAR	176
		MORGAN STANLEY SR UNSECURED 07/32 VAR	230
		MPT OPER PARTNERSP/FINL COMPANY GUAR 03/26 2.5	95
		MPT OPER PARTNERSP/FINL COMPANY GUAR 03/31 3.5	69
		MPT OPER PARTNERSP/FINL COMPANY GUAR 10/26 0.993	324
		MULTICARE HEALTH SYSTEM UNSECURED 08/50 2.803	119
		MYLAN INC COMPANY GUAR 11/23 4.2	99
		NATIONAL BK HUNGARY BILL BILLS 01/23 0.00000	322
		NATIONAL FUEL GAS CO SR UNSECURED 03/31 2.95	393
		NATWEST GROUP PLC JR SUBORDINA 12/99 VAR	185
		NATWEST GROUP PLC SR UNSECURED 03/25 VAR	196
		NATWEST GROUP PLC SR UNSECURED 06/24 VAR	495
		NEW ISRAELI SHEQEL	1

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2022	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	NEWGATE FUNDING PLC NGATE 2006 3X A3A REGS	$151
		NEXTERA ENERGY CAPITAL COMPANY GUAR 03/23 VAR	200
		NEXTERA ENERGY CAPITAL COMPANY GUAR 06/30 2.25	413
		NOMURA HOLDINGS INC SR UNSECURED 01/25 2.648	189
		NOMURA HOLDINGS INC SR UNSECURED 07/25 1.851	182
		NORTHROP GRUMMAN CORP SR UNSECURED 01/25 2.93	288
		ORACLE CORP SR UNSECURED 09/23 2.4	98
		OWENS CORNING SR UNSECURED 12/24 4.2	246
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 06/25 3.5	94
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 07/30 4.55	91
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 12/47 3.95	136
		PHILIP MORRIS INTL INC SR UNSECURED 11/27 5.125	202
		PIEDMONT HEALTHCARE INC SECURED 01/42 2.719	69
		PIMCO FDS SHORT TERM FLTG NAV MUTUAL FUND	21,863
		PLAINS ALL AMER PIPELINE SR UNSECURED 11/24 3.6	290
		POLISH ZLOTY	1
		POUND STERLING	(127)
		QUANTA SERVICES INC SR UNSECURED 10/30 2.9	82
		REPUBLIC OF CHILE SR UNSECURED 01/27 2.75	184
		REPUBLIC SVCS INC	249
		RMAC SECURITIES PLC RMACS 2006 NS4X A3A REGS	165
		RXG3C 146 FEB23 146 CALL FSO	2
		RXG3P 138.5 FEB23 138.5 PUT FSO	(10)
		SAN FRANCISCO CITY CNTY CA C SFOCTF 11/41 FIXED 6.487	1,671
		SANTANDER UK GROUP HLDGS SR UNSECURED 03/25 VAR	374
		SANTANDER UK GROUP HLDGS SR UNSECURED 06/27 VAR	341
		SANTANDER UK GROUP HLDGS SR UNSECURED 08/26 VAR	353
		SEAGATE HDD CAYMAN COMPANY GUAR 06/27 4.875	93
		SEMPRA ENERGY SR UNSECURED 04/25 3.3	576
		SERVICENOW INC SR UNSECURED 09/30 1.4	230
		SKYWORKS SOLUTIONS INC SR UNSECURED 06/23 0.9	392
		SLC STUDENT LOAN TRUST SLCLT 2010 1 A	20
		SOUTHERN CO GAS CAPITAL COMPANY GUAR 01/31 1.75	77
		SPIRIT AEROSYSTEMS INC SR SECURED 06/26 3.85	272
		STORE CAPITAL CORP SR UNSECURED 11/30 2.75	231
		STRUCTURED ADJUSTABLE RATE MOR SARM 2004 12 9A	61
		STRUCTURED ADJUSTABLE RATE MOR SARM 2005 2 A2	22
		STRUCTURED ASSET SECURITIES CO SASC 2007 WF2 A1	4
		SUMITOMO MITSUI FINL GRP SR UNSECURED 01/27 2.174	356
		SUMITOMO MITSUI FINL GRP SR UNSECURED 07/30 2.13	396
		SUMITOMO MITSUI FINL GRP SR UNSECURED 09/26 1.402	610
		SWAP CCPC BANK OF AMERICA COC SWAP CASH COLLATERAL	432
		SWAP DEUTSCHE BANK COC SWAP CASH COLLATERAL USD	630
		SWAP JP MORGAN COC SWAP CASH COLLATERAL USD	70

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2022	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	SWPC0HFY0 CDS USD R F 1.00000 FIX SOVEREIGN	$3
		SWPC0HJ26 CDS USD R F 1.00000 1 CCPCORPORATE	8
		SWPC0HQ93 CDS USD R F 1.00000 1 CCPCORPORATE	2
		SWPC0HWO3 CDS USD R F 1.00000 1 CCPCORPORATE	(1)
		SWPC0HXN4 CDS USD R F 1.00000 FIX CORPORATE	8
		SWPC0I305 CDS USD R F 1.00000 1 CCPCORPORATE	2
		SWPC0II09 CDS USD R F 1.00000 1 CCPCORPORATE	(3)
		SWPC0JJ55 CDS EUR P V 03MEVENT 2 CCPCORPORATE	40
		SWPC0JJ55 CDS EUR R F 1.00000 1 CCPCORPORATE	(19)
		SWPC0JYY5 CDS USD R F 1.00000 FIX CCPCORPORATE	1
		SWPC0K0C7 CDS USD R F 1.00000 1 CCPCORPORATE	(3)
		SWPC0KBE1 CDS USD R F 1.00000 1 CCPCORPORATE	(1)
		SWPC0KR20 CDS USD R F 1.00000 FIX SOVEREIGN	(1)
		SWPC0KRC8 CDS USD R F 1.00000 FIX SOVEREIGN	3
		SWPC0LEP1 CDS USD R F 1.00000 FIX SOVEREIGN	2
		SWPC0LEQ9 CDS USD R F 1.00000 FIX SOVEREIGN	2
		SWPC1HH01 CDS USD R F 5.00000 FIX CDXTRANCHE	(8)
		SWU016A36 IRS USD R F 1.25000 SWU016A36 CCPVANILLA	(81)
		SWU017A59 IRS USD R F .50000 SWU017A59 CCPVANILLA	(191)
		SWU017O05 IRS USD R F 1.58000 SWU017O05 CCPVANILLA	(34)
		SWU01AP15 IRS BRL P V 00MBRCDI SWUV1AP17 CCPNDFPREDISWAP	196
		SWU01AP15 IRS BRL R F 6.78875 SWU01AP15 CCPNDFPREDISWAP	(193)
		SWU01D1T4 IRS USD R F 1.81750 SWU01D1T4 CCPVANILLA	(61)
		SWU01D503 IRS USD R F 1.79000 SWU01D503 CCPVANILLA	(62)
		SWU01DCV7 IRS USD R F 1.23500 SWU01DCV7 CCPVANILLA	(82)
		SWU01FJD5 IRS USD R F 1.60500 SWU01FJD5 CCPVANILLA	(25)
		SWU01FJE3 IRS USD R F 1.83250 SWU01FJE3 CCPVANILLA	(30)
		SWU01FKX9 IRS USD R F 1.51800 SWU01FKX9 CCPVANILLA	(26)
		SWU01FKY7 IRS USD R F 1.79500 SWU01FKY7 CCPVANILLA	(62)
		SWU01FQ54 IRS USD R F 1.63000 SWU01FQ54 CCPVANILLA	(37)
		SWU01GJ76 IRS GBP P V 12MSONIA SWUV1GJ78 CCPOIS	16
		SWU01GJ76 IRS GBP R F 1.06000 SWU01GJ76 CCPOIS	(68)
		SWU01GJ84 IRS GBP P V 12MSONIA SWUV1GJ86 CCPOIS	16
		SWU01GJ84 IRS GBP R F 1.10100 SWU01GJ84 CCPOIS	(67)
		SWU01GP20 IRS GBP P V 12MSONIA SWUV1GP22 CCPOIS	14
		SWU01GP20 IRS GBP R F 1.17500 SWU01GP20 CCPOIS	(63)
		SWU01H7M4 IRS USD R F 1.27000 SWU01H7M4 CCPVANILLA	(744)
		SWU01LBB4 IRS USD R F 2.85000 SWU01LBB4 CCPOIS	(12)
		SWU01LBC2 IRS USD R F 2.87000 SWU01LBC2 CCPOIS	(11)
		SWU01LME6 IRS USD R F 2.84500 SWU01LME6 CCPOIS	(12)
		SWU01LNA3 IRS USD R F 2.71500 SWU01LNA3 CCPOIS	(9)
		SWU01LS00 IRS USD R F 2.86000 SWU01LS00 CCPOIS	(7)
		SWU01LTH2 IRS USD R F 3.10000 SWU01LTH2 CCPOIS	(8)
		SWU01NK53 IRS BRL P V 00MBRCDI SWUV1NK55 CCPNDFPREDISWAP	1

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2022	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	SWU01NK53 IRS BRL R F 12.98000 SWU01NK53 CCPNDFPREDISWAP	$6
		SWU01NKF1 IRS BRL P V 00MBRCDI SWUV1NKF3 CCPNDFPREDISWAP	1
		SWU01NKF1 IRS BRL R F 13.02400 SWU01NKF1 CCPNDFPREDISWAP	3
		SWU01NKG9 IRS BRL P V 00MBRCDI SWUV1NKG1 CCPNDFPREDISWAP	1
		SWU01NKG9 IRS BRL R F 12.99000 SWU01NKG9 CCPNDFPREDISWAP	3
		SYNCHRONY FINANCIAL SR UNSECURED 03/29 5.15	190
		THOMSON REUTERS CORP SR UNSECURED 05/26 3.35	284
		THORNBURG MORTGAGE SECURITIES TMST 2006 5 A1	18
		TK ELEVATOR MIDCO GMBH SR SECURED REGS 07/27 4.375	94
		TOYOTA MOTOR CREDIT CORP SR UNSECURED 12/23 VAR	200
		TP ICAP FINANCE PLC SR UNSECURED REGS 01/24 5.25	117
		TRIMBLE INC SR UNSECURED 06/28 4.9	384
		TSY INFL IX N/B 01/24 0.625	2,626
		TSY INFL IX N/B 02/49 1	99
		TSY INFL IX N/B 07/24 0.125	365
		TSY INFL IX N/B 07/31 0.125	295
		TSY INFL IX N/B 07/32 0.625	1,128
		UDR INC COMPANY GUAR 03/33 1.9	143
		UNIV OF CALIFORNIA CA REVENUES UNVHGR 05/27 FIXED 1.316	86
		UNIV OF CALIFORNIA CA REVENUES UNVHGR 05/30 FIXED 1.614	159
		US 2YR NOTE (CBT) MAR23 XCBT 20230331	(44)
		US TREASURY N/B 02/26 0.5	178
		US TREASURY N/B 02/41 1.875	2,990
		US TREASURY N/B 02/42 2.375	46
		US TREASURY N/B 02/45 2.5	1,669
		US TREASURY N/B 02/52 2.25	46
		US TREASURY N/B 03/27 2.5	2,725
		US TREASURY N/B 05/29 2.75	2,328
		US TREASURY N/B 05/42 3.25	530
		US TREASURY N/B 05/43 2.875	164
		US TREASURY N/B 05/44 3.375	3,463
		US TREASURY N/B 05/49 2.875	239
		US TREASURY N/B 05/52 2.875	2,669
		US TREASURY N/B 08/25 3.125	3,401
		US TREASURY N/B 08/41 1.75	1,930
		US TREASURY N/B 08/42 3.375	189
		US TREASURY N/B 08/44 3.125	3,915
		US TREASURY N/B 11/40 1.375	1,561
		US TREASURY N/B 11/41 2	1,021
		US TREASURY N/B 11/42 2.75	1,049
		US TREASURY N/B 11/44 3	748
		US TREASURY N/B 12/24 1	937
		UTAH ACQUISITION SUB COMPANY GUAR 06/26 3.95	187
		VERIZON COMMUNICATIONS SR UNSECURED 05/25 VAR	403

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2022	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	VODAFONE GROUP PLC JR SUBORDINA 06/81 VAR	$437
		WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR11 A1A	7
		WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR2 2A21	66
		WASTE MANAGEMENT INC COMPANY GUAR 06/29 2	255
		WEC ENERGY GROUP INC SR UNSECURED 12/28 2.2	85
		WELLS FARGO + COMPANY SR UNSECURED 02/25 3	767
		WELLS FARGO COMMERCIAL MORTGAG WFCM 2015 C27 A5	286
		WELLS FARGO COMMERCIAL MORTGAG WFCM 2019 C49 A5	93
		WELLS FARGO COMMERCIAL MORTGAG WFCM 2020 C55 A5	85
		WESTINGHOUSE AIR BRAKE COMPANY GUAR 03/24 4.4	197
		WESTINGHOUSE AIR BRAKE COMPANY GUAR 11/26 3.45	187
		WPX ENERGY INC SR UNSECURED 01/30 4.5	61
		WYNN MACAU LTD SR UNSECURED REGS 01/26 5.5	550
		WYNN MACAU LTD SR UNSECURED REGS 08/28 5.625	171
		Total PIMCO	145,338

	Dodge & Cox	ABBVIE INC SR UNSECURED 11/29 3.2	272
		ANHEUSER BUSCH INBEV WOR COMPANY GUAR 01/39 5.45	150
		ANHEUSER BUSCH INBEV WOR COMPANY GUAR 01/49 5.55	225
		ANHEUSER BUSCH INBEV WOR COMPANY GUAR 06/50 4.5	155
		AT+T INC SR UNSECURED 02/39 6.55	530
		AT+T INC SR UNSECURED 02/47 5.65	194
		AT+T INC SR UNSECURED 03/48 4.5	184
		AT+T INC SR UNSECURED 05/46 4.75	128
		AT+T INC SR UNSECURED 09/40 5.35	168
		AT+T INC SR UNSECURED 09/59 3.65	84
		AT+T INC SR UNSECURED 12/57 3.8	243
		BANK OF AMERICA CORP SR UNSECURED 02/31 VAR	102
		BANK OF AMERICA CORP SR UNSECURED 03/51 VAR	99
		BANK OF AMERICA CORP SR UNSECURED 07/28 VAR	562
		BANK OF AMERICA CORP SUBORDINATED 03/26 4.45	98
		BANK OF AMERICA CORP SUBORDINATED 03/37 VAR	353
		BANK OF AMERICA CORP SUBORDINATED 08/24 4.2	478
		BANK OF NY MELLON CORP SR UNSECURED 10/33 VAR	234
		BARCLAYS PLC SR UNSECURED 08/28 VAR	194
		BARCLAYS PLC SUBORDINATED 05/26 5.2	195
		BARCLAYS PLC SUBORDINATED 05/28 4.836	185
		BARCLAYS PLC SUBORDINATED 09/24 4.375	391
		BAT CAPITAL CORP COMPANY GUAR 03/28 2.259	83
		BAT CAPITAL CORP COMPANY GUAR 03/31 2.726	196
		BAT CAPITAL CORP COMPANY GUAR 03/32 4.742	645
		BAT CAPITAL CORP COMPANY GUAR 03/52 5.65	83
		BAT CAPITAL CORP COMPANY GUAR 08/37 4.39	156
		BAT CAPITAL CORP COMPANY GUAR 09/40 3.734	34

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2022	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	BNP PARIBAS COMPANY GUAR 10/24 4.25	$1,590
		BOSTON PROPERTIES LP SR UNSECURED 01/31 3.25	249
		BOSTON PROPERTIES LP SR UNSECURED 03/30 2.9	123
		BOSTON PROPERTIES LP SR UNSECURED 09/23 3.125	345
		CALIFORNIA ST CAS 03/40 FIXED 7.625	928
		CALIFORNIA ST CAS 10/39 FIXED 7.3	213
		CAPITAL ONE FINANCIAL CO SR UNSECURED 01/24 3.9	99
		CAPITAL ONE FINANCIAL CO SR UNSECURED 03/26 VAR	117
		CAPITAL ONE FINANCIAL CO SR UNSECURED 05/28 VAR	194
		CAPITAL ONE FINANCIAL CO SR UNSECURED 05/33 VAR	140
		CAPITAL ONE FINANCIAL CO SUBORDINATED 07/26 3.75	188
		CAPITAL ONE FINANCIAL CO SUBORDINATED 10/25 4.2	242
		CCO HLDGS LLC/CAP CORP SR UNSECURED 05/32 4.5	558
		CHARTER COMM OPT LLC/CAP SR SECURED 04/33 4.4	64
		CHARTER COMM OPT LLC/CAP SR SECURED 04/48 5.75	103
		CHARTER COMM OPT LLC/CAP SR SECURED 04/53 5.25	505
		CHARTER COMM OPT LLC/CAP SR SECURED 07/25 4.908	147
		CHARTER COMM OPT LLC/CAP SR SECURED 10/45 6.484	770
		CIGNA GROUP/THE COMPANY GUAR 10/28 4.375	507
		CITIGROUP CAPITAL XIII PREFERRED STOCK 10/40 VAR	1,039
		CITIGROUP INC SR UNSECURED 03/31 VAR	322
		CITIGROUP INC SR UNSECURED 03/33 VAR	279
		COCA COLA CO/THE SR UNSECURED 06/30 1.65	533
		COMCAST CORP COMPANY GUAR 10/25 3.95	98
		COMCAST CORP COMPANY GUAR 10/48 4.7	135
		COX COMMUNICATIONS INC SR UNSECURED 08/28 6.8	1,401
		CVS HEALTH CORP SR UNSECURED 03/28 4.3	123
		CVS HEALTH CORP SR UNSECURED 03/38 4.78	480
		CVS HEALTH CORP SR UNSECURED 03/48 5.05	316
		DOMINION ENERGY INC JR SUBORDINA 10/54 VAR	445
		DOMINION ENERGY INC SR UNSECURED 04/26 1.45	134
		DOW CHEMICAL CO/THE SR UNSECURED 05/39 9.4	192
		DOW CHEMICAL CO/THE SR UNSECURED 11/29 7.375	140
		ELANCO ANIMAL HEALTH INC SR UNSECURED 08/28 6.65	381
		ELEVANCE HEALTH INC SR UNSECURED 05/30 2.25	125
		EXXON MOBIL CORPORATION SR UNSECURED 03/40 4.227	248
		EXXON MOBIL CORPORATION SR UNSECURED 10/30 2.61	175
		FANNIE MAE FNR 2007 50 DZ	56
		FANNIE MAE FNR 2009 66 ET	2
		FANNIE MAE FNR 2013 106 MA	65
		FED HM LN PC POOL 1G2201 FH 09/37 FLOATING VAR	37
		FED HM LN PC POOL 849254 FH 01/42 FLOATING VAR	13
		FED HM LN PC POOL 849330 FH 05/44 FLOATING VAR	60
		FED HM LN PC POOL 849505 FH 10/44 FLOATING VAR	397

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2022	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	FED HM LN PC POOL 849536 FH 11/44 FLOATING VAR	$70
		FED HM LN PC POOL G01976 FG 12/33 FIXED 6	33
		FED HM LN PC POOL G07338 FG 10/38 FIXED 6	24
		FED HM LN PC POOL G07480 FG 05/39 FIXED 6	142
		FED HM LN PC POOL G07598 FG 11/43 FIXED 4.5	44
		FED HM LN PC POOL G07857 FG 04/40 FIXED 4.5	351
		FED HM LN PC POOL G13824 FG 12/24 FIXED 5.5	9
		FED HM LN PC POOL G30689 FG 07/32 FIXED 4.5	526
		FED HM LN PC POOL G60034 FG 02/45 FIXED 4.5	41
		FED HM LN PC POOL G60153 FG 10/44 FIXED 4.5	65
		FED HM LN PC POOL G60384 FG 12/45 FIXED 4.5	94
		FED HM LN PC POOL G60920 FG 04/46 FIXED 4.5	104
		FED HM LN PC POOL G61060 FG 06/47 FIXED 4.5	423
		FED HM LN PC POOL Q02552 FG 08/41 FIXED 4.5	21
		FED HM LN PC POOL Q03086 FG 09/41 FIXED 4.5	44
		FED HM LN PC POOL Q48237 FG 05/47 FIXED 4.5	176
		FED HM LN PC POOL RA2958 FR 07/50 FIXED 2	608
		FED HM LN PC POOL RA3053 FR 07/50 FIXED 2	376
		FED HM LN PC POOL RA3167 FR 07/50 FIXED 2	1,823
		FED HM LN PC POOL RA3202 FR 07/50 FIXED 2.5	1,655
		FED HM LN PC POOL RA4119 FR 12/50 FIXED 2	1,394
		FED HM LN PC POOL RA6337 FR 11/51 FIXED 2.5	944
		FED HM LN PC POOL RA7127 FR 04/52 FIXED 3.5	3,261
		FED HM LN PC POOL SD1581 FR 09/52 FIXED 2.5	2,617
		FED HM LN PC POOL SD7530 FR 11/50 FIXED 2.5	607
		FED HM LN PC POOL V83108 FG 03/47 FIXED 4.5	230
		FEDEX CORP COMPANY GUAR 05/50 5.25	298
		FNMA POOL 704235 FN 05/33 FIXED 5.5	19
		FNMA POOL 725229 FN 03/34 FIXED VAR	32
		FNMA POOL 735503 FN 04/35 FIXED VAR	1
		FNMA POOL 888560 FN 11/35 FIXED VAR	30
		FNMA POOL 889072 FN 12/37 FIXED VAR	94
		FNMA POOL 889984 FN 10/38 FIXED VAR	85
		FNMA POOL 965097 FN 09/38 FLOATING VAR	23
		FNMA POOL 976853 FN 11/29 FIXED 5.5	26
		FNMA POOL 995006 FN 10/38 FLOATING VAR	8
		FNMA POOL 995051 FN 03/37 FIXED VAR	24
		FNMA POOL AB1763 FN 11/30 FIXED 4	16
		FNMA POOL AD0198 FN 09/38 FIXED VAR	25
		FNMA POOL AD0244 FN 10/24 FIXED VAR	39
		FNMA POOL AL1845 FN 06/39 FLOATING VAR	10
		FNMA POOL AL6240 FN 12/44 FLOATING VAR	220
		FNMA POOL AL6377 FN 01/45 FLOATING VAR	42
		FNMA POOL AL6872 FN 05/45 FLOATING VAR	85

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2022	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	FNMA POOL AL7147 FN 02/45 FIXED VAR	$43
		FNMA POOL AL7205 FN 12/29 FIXED VAR	43
		FNMA POOL AL7384 FN 09/45 FIXED VAR	86
		FNMA POOL AL8816 FN 09/45 FIXED VAR	131
		FNMA POOL AL8830 FN 10/34 FIXED VAR	242
		FNMA POOL AL9096 FN 10/42 FIXED VAR	179
		FNMA POOL AL9407 FN 09/42 FIXED VAR	50
		FNMA POOL AL9781 FN 02/46 FIXED VAR	163
		FNMA POOL AW4688 FN 05/44 FLOATING VAR	10
		FNMA POOL BF0045 FN 03/52 FIXED 4.5	155
		FNMA POOL BH5372 FN 08/47 FIXED 4	200
		FNMA POOL BK5257 FN 05/48 FIXED 4	274
		FNMA POOL BM1357 FN 01/43 FIXED VAR	199
		FNMA POOL BM6149 FN 10/49 FLOATING VAR	413
		FNMA POOL BN3064 FN 02/49 FLOATING VAR	41
		FNMA POOL CA2643 FN 11/48 FIXED 4.5	79
		FNMA POOL CA2804 FN 12/48 FIXED 4.5	75
		FNMA POOL CA6247 FN 07/50 FIXED 2.5	1,295
		FNMA POOL CA6398 FN 07/50 FIXED 2.5	716
		FNMA POOL CA6902 FN 09/50 FIXED 2	1,741
		FNMA POOL CA7241 FN 10/50 FIXED 2.5	1,993
		FNMA POOL CA8473 FN 01/51 FIXED 2	838
		FNMA POOL CB3332 FN 04/52 FIXED 3.5	3,135
		FNMA POOL CB3841 FN 06/52 FIXED 3.5	1,494
		FNMA POOL FM4714 FN 10/50 FIXED VAR	1,916
		FNMA POOL FS1453 FN 04/52 FIXED VAR	3,031
		FNMA POOL FS2143 FN 06/52 FIXED VAR	3,448
		FNMA POOL FS3502 FN 09/52 FIXED VAR	1,292
		FNMA POOL MA0792 FN 07/31 FIXED 4.5	146
		FNMA POOL MA2508 FN 01/36 FIXED 4	88
		FNMA POOL MA3617 FN 03/49 FIXED 5	46
		FORD MOTOR CREDIT CO LLC SR UNSECURED 01/24 3.81	413
		FORD MOTOR CREDIT CO LLC SR UNSECURED 08/23 4.375	198
		FORD MOTOR CREDIT CO LLC SR UNSECURED 08/26 2.7	478
		FORD MOTOR CREDIT CO LLC SR UNSECURED 08/26 4.542	299
		FORD MOTOR CREDIT CO LLC SR UNSECURED 11/24 4.063	192
		FORD MOTOR CREDIT CO LLC SR UNSECURED 11/25 3.375	249
		FORD MOTOR CREDIT CO LLC SR UNSECURED 11/27 7.35	205
		FREDDIE MAC SCRT SCRT 2017 4 M45T	196
		FREDDIE MAC FHR 2957 VZ	125
		FREDDIE MAC FHR 4283 EW	185
		FREDDIE MAC REFERENCE REMIC FHRR R008 ZA	33
		GOLDMAN SACHS GROUP INC SR UNSECURED 03/28 VAR	1,000
		GOVERNMENT NATIONAL MORTGAGE A GNR 2017 H22 FH	875

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2022	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	GOVERNMENT NATIONAL MORTGAGE A GNR 2018 H01 FE	$723
		GOVERNMENT NATIONAL MORTGAGE A GNR 2018 H08 FB	299
		GOVERNMENT NATIONAL MORTGAGE A GNR 2019 H15 JF	602
		GOVERNMENT NATIONAL MORTGAGE A GNR 2020 H01 FV	1,516
		GOVERNMENT NATIONAL MORTGAGE A GNR 2021 H19 FM	671
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H09 FA	661
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H09 FC	1,345
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H11 EF	305
		HCA INC COMPANY GUAR 06/29 4.125	366
		HCA INC COMPANY GUAR 06/39 5.125	135
		HCA INC COMPANY GUAR 06/47 5.5	156
		HCA INC COMPANY GUAR 06/49 5.25	64
		HOME DEPOT INC SR UNSECURED 04/30 2.7	44
		HOME DEPOT INC SR UNSECURED 04/40 3.3	40
		HOME DEPOT INC SR UNSECURED 04/50 3.35	37
		HSBC HOLDINGS PLC SR UNSECURED 03/26 4.3	194
		HSBC HOLDINGS PLC SR UNSECURED 03/30 4.95	191
		HSBC HOLDINGS PLC SR UNSECURED 05/24 VAR	446
		HSBC HOLDINGS PLC SR UNSECURED 05/25 VAR	185
		HSBC HOLDINGS PLC SR UNSECURED 06/31 VAR	160
		HSBC HOLDINGS PLC SR UNSECURED 08/31 VAR	153
		HSBC HOLDINGS PLC SUBORDINATED 03/33 VAR	174
		HSBC HOLDINGS PLC SUBORDINATED 05/36 6.5	304
		HSBC HOLDINGS PLC SUBORDINATED 09/37 6.5	589
		HSBC HOLDINGS PLC SUBORDINATED 11/33 VAR	318
		ILLINOIS ST ILS 06/33 FIXED 5.1	624
		JPMORGAN CHASE + CO SR UNSECURED 03/31 VAR	211
		JPMORGAN CHASE + CO SR UNSECURED 04/31 VAR	103
		JPMORGAN CHASE + CO SR UNSECURED 04/51 VAR	182
		JPMORGAN CHASE + CO SR UNSECURED 07/24 VAR	446
		JPMORGAN CHASE + CO SUBORDINATED 05/23 3.375	498
		JPMORGAN CHASE + CO SUBORDINATED 05/31 VAR	289
		JPMORGAN CHASE + CO SUBORDINATED 09/33 VAR	364
		KINDER MORGAN ENER PART COMPANY GUAR 03/44 5.5	523
		KINDER MORGAN ENER PART COMPANY GUAR 09/44 5.4	294
		KINDER MORGAN INC COMPANY GUAR 02/46 5.05	193
		KINDER MORGAN INC COMPANY GUAR 03/48 5.2	196
		LLOYDS BANKING GROUP PLC SR UNSECURED 08/23 4.05	248
		LLOYDS BANKING GROUP PLC SUBORDINATED 03/26 4.65	192
		LLOYDS BANKING GROUP PLC SUBORDINATED 11/24 4.5	463
		LLOYDS BANKING GROUP PLC SUBORDINATED 11/33 VAR	292
		LYB INT FINANCE III COMPANY GUAR 04/51 3.625	118
		LYB INT FINANCE III COMPANY GUAR 05/50 4.2	37
		LYB INT FINANCE III COMPANY GUAR 10/30 2.25	40

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2022	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	NATWEST GROUP PLC SR UNSECURED 06/27 VAR	$303
		NATWEST GROUP PLC SUBORDINATED 12/23 6	803
		NEW JERSEY ST TURNPIKE AUTH TU NJSTRN 01/40 FIXED 7.414	93
		NEW JERSEY ST TURNPIKE AUTH TU NJSTRN 01/41 FIXED 7.102	392
		NEXTERA ENERGY CAPITAL COMPANY GUAR 07/27 4.625	295
		NEXTERA ENERGY CAPITAL COMPANY GUAR 09/24 4.255	173
		OCCIDENTAL PETROLEUM COR SR UNSECURED 08/24 2.9	480
		ORACLE CORP SR UNSECURED 03/51 3.95	161
		ORACLE CORP SR UNSECURED 04/30 2.95	214
		ORACLE CORP SR UNSECURED 11/52 6.9	162
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 01/31 5.6	570
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 03/44 7.25	192
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 03/49 6.9	157
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 06/50 6.75	609
		PETROLEOS MEXICANOS COMPANY GUAR 01/45 6.375	77
		PETROLEOS MEXICANOS COMPANY GUAR 01/50 7.69	657
		PETROLEOS MEXICANOS COMPANY GUAR 03/27 6.5	1,004
		PETROLEOS MEXICANOS COMPANY GUAR 06/35 6.625	944
		PETROLEOS MEXICANOS COMPANY GUAR 09/47 6.75	80
		PHILIP MORRIS INTL INC SR UNSECURED 11/29 5.625	61
		PHILIP MORRIS INTL INC SR UNSECURED 11/32 5.75	72
		RELX CAPITAL INC COMPANY GUAR 03/29 4	232
		REPUBLIC OF COLOMBIA SR UNSECURED 02/44 5.625	147
		REPUBLIC OF COLOMBIA SR UNSECURED 06/45 5	170
		SLM STUDENT LOAN TRUST SLMA 2005 3 A6	1,722
		SLM STUDENT LOAN TRUST SLMA 2007 6 A5	1,649
		SLM STUDENT LOAN TRUST SLMA 2014 2 A3	1,280
		SOUTHERN CO JR SUBORDINA 01/51 VAR	592
		SOUTHERN CO JR SUBORDINA 08/24 VAR	247
		SOUTHERN CO JR SUBORDINA 08/27 5.113	349
		SOUTHERN CO JR SUBORDINA 09/51 VAR	303
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	4,960
		T MOBILE USA INC COMPANY GUAR 02/31 2.55	123
		T MOBILE USA INC COMPANY GUAR 04/29 3.375	616
		T MOBILE USA INC COMPANY GUAR 04/30 3.875	386
		T MOBILE USA INC COMPANY GUAR 04/50 4.5	247
		TELECOM ITALIA CAPITAL COMPANY GUAR 06/38 7.721	270
		TELECOM ITALIA CAPITAL COMPANY GUAR 07/36 7.2	183
		TIME WARNER CABLE LLC SR SECURED 05/37 6.55	239
		TIME WARNER CABLE LLC SR SECURED 06/39 6.75	545
		TRANSCANADA TRUST COMPANY GUAR 03/77 VAR	462
		TRANSCANADA TRUST COMPANY GUAR 03/82 VAR	128
		TRANSCANADA TRUST COMPANY GUAR 05/75 VAR	567
		TRANSCANADA TRUST COMPANY GUAR 08/76 VAR	261

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2022	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	TRANSCANADA TRUST COMPANY GUAR 09/79 VAR	$324
		UNION PACIFIC RR CO 07 3 PASS THRU CE 01/31 6.176	199
		UNITED PARCEL SERVICE SR UNSECURED 04/50 5.3	259
		UNITEDHEALTH GROUP INC SR UNSECURED 05/32 4.2	219
		UNITEDHEALTH GROUP INC SR UNSECURED 05/52 4.75	84
		UNIV OF CALIFORNIA CA RGTS MED UNVHGR 05/53 FIXED 4.563	175
		UNUM GROUP SR UNSECURED 12/28 6.75	235
		US TREASURY N/B 04/26 0.75	2,783
		US TREASURY N/B 04/29 2.875	19
		US TREASURY N/B 05/52 2.875	772
		US TREASURY N/B 06/23 0.125	1,315
		US TREASURY N/B 06/26 0.875	1,688
		US TREASURY N/B 08/42 3.375	842
		US TREASURY N/B 08/52 3	1,089
		US TREASURY N/B 09/26 0.875	307
		US TREASURY N/B 11/27 3.875	657
		US TREASURY N/B 11/29 3.875	1,006
		US TREASURY N/B 11/41 2	1,057
		US TREASURY N/B 11/49 2.375	678
		US TREASURY N/B 12/25 0.375	206
		VERIZON COMMUNICATIONS SR UNSECURED 10/56 2.987	322
		VMWARE INC SR UNSECURED 08/23 0.6	146
		VMWARE INC SR UNSECURED 08/26 1.4	153
		VODAFONE GROUP PLC JR SUBORDINA 04/79 VAR	550
		WALT DISNEY COMPANY/THE COMPANY GUAR 11/37 6.65	254
		WELLS FARGO + COMPANY SR UNSECURED 04/51 VAR	421
		WELLS FARGO + COMPANY SR UNSECURED 07/33 VAR	118
		WELLS FARGO + COMPANY SUBORDINATED 06/26 4.1	194
		WELLS FARGO + COMPANY SUBORDINATED 07/27 4.3	458
		WILLIAMS COMPANIES INC SR UNSECURED 11/30 3.5	307
		ZOETIS INC SR UNSECURED 11/25 4.5	298
		Total Dodge & Cox	$120,771

	Jackson Square Partners	ASPEN TECHNOLOGY INC COMMON STOCK	$1,888
		AZENTA INC COMMON STOCK USD.01	1,740
		BIO TECHNE CORP COMMON STOCK USD.01	2,253
		CHARLES RIVER LABORATORIES COMMON STOCK USD.01	2,643
		COUPA SOFTWARE INC COMMON STOCK USD.0001	1,699
		DOLBY LABORATORIES INC CL A COMMON STOCK USD.001	1,139
		ELASTIC NV COMMON STOCK EUR.01	1,250
		FMC CORP COMMON STOCK USD.1	1,610
		GRACO INC COMMON STOCK USD1.0	2,195
		GROCERY OUTLET HOLDING CORP COMMON STOCK USD.001	2,075

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2022	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Jackson Square Partners	HOWMET AEROSPACE INC COMMON STOCK	$1,726
		LATTICE SEMICONDUCTOR CORP COMMON STOCK USD.01	987
		LENDINGCLUB CORP COMMON STOCK USD.01	922
		LPL FINANCIAL HOLDINGS INC COMMON STOCK	1,653
		LYFT INC A COMMON STOCK USD.00001	588
		MARKETAXESS HOLDINGS INC COMMON STOCK USD.003	1,663
		NEW YORK TIMES CO A COMMON STOCK USD.1	3,201
		OKTA INC COMMON STOCK	820
		PACIFIC BIOSCIENCES OF CALIF COMMON STOCK USD.0001	1,617
		PAPA JOHN S INTL INC COMMON STOCK USD.01	1,799
		PELOTON INTERACTIVE INC A COMMON STOCK USD.000025	550
		SITEONE LANDSCAPE SUPPLY INC COMMON STOCK USD.01	1,486
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	683
		TWIST BIOSCIENCE CORP COMMON STOCK USD.00001	447
		VIMEO INC COMMON STOCK USD.01	470
		WABTEC CORP COMMON STOCK USD.01	2,938
		WARNER MUSIC GROUP CORP CL A COMMON STOCK	1,882
		WIX.COM LTD COMMON STOCK ILS.01	2,043
		WYNDHAM HOTELS + RESORTS INC COMMON STOCK USD.01	1,356
		Total Jackson Square Partners	$45,323

	Next Century	STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	$105
		Total Next Century	$105

	AJO Partners	AARON S CO INC/THE COMMON STOCK USD.5	$11
		CTO REALTY GROWTH INC REIT USD.01	42
		GAMING AND LEISURE PROPERTIE REIT	4
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	31
		Total AJO Partners	$88

	Westwood	STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	$105
		Total Westwood	$105

	T. Rowe Price	ABBVIE INC COMMON STOCK USD.01	$3,308
		ALPHABET INC CL C COMMON STOCK USD.001	1,247
		AMEREN CORPORATION COMMON STOCK USD.01	2,635
		AMERICAN INTERNATIONAL GROUP COMMON STOCK USD2.5	5,078
		APPLIED MATERIALS INC COMMON STOCK USD.01	657
		AVALONBAY COMMUNITIES INC REIT USD.01	5,090
		BANK OF AMERICA CORP COMMON STOCK USD.01	3,999
		BECTON DICKINSON + CO PREFERRED STOCK 06/23 6	490

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2022	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	T. Rowe Price	BECTON DICKINSON AND CO COMMON STOCK USD1.0	$5,008
		BEST BUY CO INC COMMON STOCK USD.1	2,345
		BRISTOL MYERS SQUIBB CO COMMON STOCK USD.1	1,831
		CF INDUSTRIES HOLDINGS INC COMMON STOCK USD.01	1,726
		CHUBB LTD COMMON STOCK	5,824
		CISCO SYSTEMS INC COMMON STOCK USD.001	1,397
		CITIGROUP INC COMMON STOCK USD.01	2,087
		COCA COLA CO/THE COMMON STOCK USD.25	1,953
		COMCAST CORP CLASS A COMMON STOCK USD.01	1,634
		CONAGRA BRANDS INC COMMON STOCK USD5.0	4,517
		CONOCOPHILLIPS COMMON STOCK USD.01	3,822
		CUMMINS INC COMMON STOCK USD2.5	3,788
		CVS HEALTH CORP COMMON STOCK USD.01	1,941
		DOMINION ENERGY INC COMMON STOCK	2,499
		ELANCO ANIMAL HEALTH INC COMMON STOCK	1,434
		ELANCO ANIMAL HEALTH INC PREFERRED STOCK 02/23 5	25
		ELEVANCE HEALTH INC COMMON STOCK USD.01	4,783
		ENTERGY CORP COMMON STOCK USD.01	951
		EQUINIX INC REIT USD.001	2,205
		EQUITABLE HOLDINGS INC COMMON STOCK USD.01	3,084
		EXXON MOBIL CORP COMMON STOCK	3,882
		FIFTH THIRD BANCORP COMMON STOCK	1,845
		FISERV INC COMMON STOCK USD.01	5,252
		GENERAL ELECTRIC CO COMMON STOCK USD.01	4,064
		GOLDMAN SACHS GROUP INC COMMON STOCK USD.01	1,507
		HARTFORD FINANCIAL SVCS GRP COMMON STOCK USD.01	3,581
		HOLOGIC INC COMMON STOCK USD.01	1,439
		HUNTINGTON BANCSHARES INC COMMON STOCK USD.01	2,889
		INTERNATIONAL PAPER CO COMMON STOCK USD1.0	3,853
		INTL FLAVORS + FRAGRANCES COMMON STOCK USD.125	3,026
		JOHNSON + JOHNSON COMMON STOCK USD1.0	6,890
		KIMBERLY CLARK CORP COMMON STOCK USD1.25	3,550
		KOHLS CORP COMMON STOCK USD.01	980
		L3HARRIS TECHNOLOGIES INC COMMON STOCK USD1.0	3,589
		LAS VEGAS SANDS CORP COMMON STOCK USD.001	1,319
		MAGNA INTERNATIONAL INC COMMON STOCK	1,036
		MEDTRONIC PLC COMMON STOCK USD.1	3,594
		MERCK + CO. INC. COMMON STOCK USD.5	3,045
		META PLATFORMS INC CLASS A COMMON STOCK USD.000006	1,887
		MICROSOFT CORP COMMON STOCK USD.00000625	1,637
		NEWS CORP CLASS A COMMON STOCK USD.01	3,290
		PFIZER INC COMMON STOCK USD.05	2,530
		PHILIP MORRIS INTERNATIONAL COMMON STOCK	5,271
		QUALCOMM INC COMMON STOCK USD.0001	4,853

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2022	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	T. Rowe Price	ROWE T PRICE GOV RES FD	$3,493
		RPM INTERNATIONAL INC COMMON STOCK USD.01	1,638
		SEMPRA ENERGY COMMON STOCK	4,575
		SIEMENS AG SPONS ADR ADR	3,375
		SOUTHERN CO/THE COMMON STOCK USD5.0	7,321
		SOUTHWEST AIRLINES CO COMMON STOCK USD1.0	1,027
		STANLEY BLACK + DECKER INC COMMON STOCK USD2.5	2,486
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	2,282
		STERICYCLE INC COMMON STOCK USD.01	422
		TC ENERGY CORP COMMON STOCK	3,916
		TE CONNECTIVITY LTD COMMON STOCK CHF.57	731
		TEXAS INSTRUMENTS INC COMMON STOCK USD1.0	1,519
		THE CIGNA GROUP COMMON STOCK USD.01	4,458
		THERMO FISHER SCIENTIFIC INC COMMON STOCK USD1.0	1,830
		TJX COMPANIES INC COMMON STOCK USD1.0	1,385
		TOTALENERGIES SE SPON ADR ADR	7,173
		UNITED PARCEL SERVICE CL B COMMON STOCK USD.01	3,745
		US BANCORP COMMON STOCK USD.01	2,626
		VERIZON COMMUNICATIONS INC COMMON STOCK USD.1	654
		WALMART INC COMMON STOCK USD.1	5,191
		WALT DISNEY CO/THE COMMON STOCK USD.01	3,681
		WELLS FARGO + CO COMMON STOCK USD1.666	6,648
		WESTERN DIGITAL CORP COMMON STOCK USD.01	2,260
		WEYERHAEUSER CO REIT USD1.25	3,550
		ZIMMER BIOMET HOLDINGS INC COMMON STOCK USD.01	4,579
		Total T. Rowe Price	$230,732

		Grand Total	$542,462

Item  9.01Financial Statements and Exhibits

(d)	Exhibits

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm – VASQUEZ & COMPANY LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2023

EDISON 401 (K) SAVINGS PLAN

By:	/s/ Natalie K. Schilling
Natalie K. Schilling
Chair of the Southern California Edison Company
Benefits Committee